UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Grand Canyon Education, Inc.

(Name of Issuer)
Common Stock, $0.01 per value

(Title of Class of Securities)
38526M 106

(CUSIP Number)
December 31, 2008

(Date of Event which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS. Charles M. Preston III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,136,676

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		7,136,676

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,136,676

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	15.7%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Based on 45,465,160 shares of Grand Canyon Education, Inc. common stock outstanding as of December 31, 2008.

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS. 220 Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,136,676

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		7,136,676

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,136,676

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	15.7%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* Based on 45,465,160 shares of Grand Canyon Education, Inc. common stock outstanding as of December 31, 2008.

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS. 220 GCU GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,033,586

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		2,033,586

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,033,586

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Based on 45,465,160 shares of Grand Canyon Education, Inc. common stock outstanding as of December 31, 2008.

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS. 220 GCU, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,033,586

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		2,033,586

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,033,586

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Based on 45,465,160 shares of Grand Canyon Education, Inc. common stock outstanding as of December 31, 2008.

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS. SV One GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,597,938

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		2,597,938

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,597,938

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.7%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Based on 45,465,160 shares of Grand Canyon Education, Inc. common stock outstanding as of December 31, 2008.

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS. SV One L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,597,938

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		2,597,938

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,597,938

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.7%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Based on 45,465,160 shares of Grand Canyon Education, Inc. common stock outstanding as of December 31, 2008.

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS. 220 Education, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,505,152

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		2,505,152

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,505,152

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Based on 45,465,160 shares of Grand Canyon Education, Inc. common stock outstanding as of December 31, 2008.

CUSIP No.	38526M 106

1	NAMES OF REPORTING PERSONS. 220 SigEd, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,113,410

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		1,113,410

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,113,410

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
* Based on 45,465,160 shares of Grand Canyon Education, Inc. common stock outstanding as of December 31, 2008.

Item 1.
(a) Name of Issuer: Grand Canyon Education, Inc. (“Grand Canyon”)
(b) Address of Issuer’s Principal Executive Offices: 3300 West Camelback Road, Phoenix, Arizona 85017.
Item 2.
2(a). Name of Person Filing:
Charles M. Preston III
220 Management, LLC, a Delaware limited liability company (“220 Management”)
220 GCU GP, L.P., a Delaware limited partnership (“220 GCU GP”)
220 GCU, L.P., a Delaware limited partnership (“220 GCU”)
SV One GP, L.P., a Delaware limited partnership (“SV One GP”)
SV One L.P., a Delaware limited partnership (“SV One”)
220 Education, L.P., a Delaware limited partnership (“220 Education”)
220 SigEd, L.P, a Delaware limited partnership (“220 SigEd”)
220 Management is the general partner of 220 GCU GP and SV One GP, which are the general partners of 220 GCU and SV One, respectively. 220 Management is also the general partner of 220 Education, which is the general partner of 220 SigEd. Charles M. Preston III serves as the sole managing director of 220 Management.
2(b). Address of Principal Business Office:
One American Center
600 Congress Avenue, Suite 200
Austin, Texas 78701
2(c). Citizenship:
Charles M. Preston III: United States
220 Management, 220 GCU GP, 220 GCU, SV One GP, SV One, 220 Education, and 220 SigEd: Delaware
2(d). Title of Class of Securities: Common Stock, $0.01 par value per share
2(e). CUSIP: 38526M 106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
               Not Applicable.
Item 4. Ownership
With respect to the beneficial ownership of the reporting persons, see Items 1 and 5 through 11 of the cover pages to this Schedule 13, which items are incorporated by reference herein.
This Schedule 13G reports the beneficial ownership of the Reporting Persons as of December 31, 2008.
On February 13, 2009, the following distributions were made: (i) 220 Education distributed all of the shares of Common Stock of Grand Canyon held by it to its general and limited partners; (ii) 220 GCU distributed 1,835,326 shares of Common Stock of Grand Canyon held by it to its general and limited partners; (iii) 220 SigEd distributed 1,037,828 shares of Common Stock of Grand Canyon held by it to its limited partners; and (iv) SV One distributed 2,560,147 shares of Common Stock of Grand Canyon held by it to its general and limited partners. As a result of these distributions, no Reporting Person is a beneficial owner of more than five percent of Grand Canyon’s Common Stock.

Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Shares, check the following. ☑
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
               Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
               Not Applicable.
Item 8. Identification and Classification of Members of the Group.
The Reporting Persons are filing this Schedule 13G jointly, but not as a group, and each of them expressly disclaims membership in a group within the meaning of rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended. Each of the Reporting Persons disclaims beneficial ownership of these securities except to the extent of that Reporting Person’s pecuniary interest therein.
Item 9. Notice of Dissolution of Group.
                    Not Applicable.
Item 10. Certification.
                    Not Applicable.

Signatures
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
          February 17, 2009

By: Name:	/s/ Charles M. Preston III Charles M. Preston III

220 MANAGEMENT, LLC

By:	/s/ Charles M. Preston III

Name:	Charles M. Preston III
Its:	Managing Director

220 GCU GP, L.P.

By:	220 Management, LLC
Its:	General Partner

By:	/s/ Charles M. Preston III

Name:	Charles M. Preston III
Its:	Managing Director

220 GCU, L.P.

By:	220 GCU GP, L.P.
Its:	General Partner

By:	220 Management, LLC
Its:	General Partner

By:	/s/ Charles M. Preston III

Name:	Charles M. Preston III
Its:	Managing Director

SV ONE GP, L.P.

By:	220 Management, LLC
Its:	General Partner

By:	/s/ Charles M. Preston III

Name:	Charles M. Preston III
Its:	Managing Director

SV ONE, L.P.

By:	SV One GP, L.P.
Its:	General Partner

By:	220 Management, LLC
Its:	General Partner

By:	/s/ Charles M. Preston III

Name:	Charles M. Preston III
Its:	Managing Director

220 EDUCATION, L.P.

By:	220 Management, LLC
Its:	General Partner

By:	/s/ Charles M. Preston III

Name:	Charles M. Preston III
Its:	Managing Director

220 SIGED, L.P.

By:	220 Education, L.P.
Its:	General Partner

By:	220 Management, LLC
Its:	General Partner

By:	/s/ Charles M. Preston III

Name:	Charles M. Preston III
Its:	Managing Director